CUSIP No. G5709L 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L 109

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2022; July 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 7,600,284 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by the Morningside Venture Investments Limited (“MVIL”), (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding ordinary shares held by MVIL, which may be voluntarily converted on a one-to-one basis to Common Shares at any time (“Ordinary Shares”), (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 19,864,694 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)

Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,442,525 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,442,525

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,442,525
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.9% (2)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 19,864,694 Common Shares of the Issuer, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the issuer.
(2)	Based on 152,634,554 Common Shares outstanding on December 15, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 19,864,694 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 19,864,694 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 19,864,694 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 7,600,284 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 19,864,694 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Cheng Yee Wing Betty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,442,525 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,442,525

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,442,525
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.9% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 19,864,694 Common Shares of the Issuer held by MVIL, LLC, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, LLC.
(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,442,525 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,442,525

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,442,525
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 13.9% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 19,864,694 Common Shares of the Issuer held by MVIL, LLC, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, LLC.
(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common shares, par value $0.0000028 per share (the “Common Shares”), of LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Common Shares directly and beneficially owned by it;

(ii)	MVIL, LLC, a Delaware limited liability company (“MVIL, LLC”), with respect to the Common Shares directly and beneficially owned by it;

(iii)	Frances Anne Elizabeth Richard, with respect to the Common Shares beneficially owned by her as a result of her position as a director with MVIL;

(iv)	Jill Marie Franklin, with respect to the Common Shares beneficially owned by her as a result of her position as a director with MVIL;

(v)	Peter Stuart Allenby Edwards, with respect to the Common Shares beneficially owned by him as a result of his position as a director with MVIL;

(vi)	Cheung Ka Ho, with respect to the Common Shares beneficially owned by him as a result of his position as a director with MVIL;

(vii)	Cheng Yee Wing Betty, with respect to the Common Shares beneficially owned by her as a result of her position as a manager with MVIL, LLC; and

(viii)	Wong See Wai, with respect to the Common Shares beneficially owned by him as a result of his position as a manager with MVIL, LLC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL, including by MVIL, LLC, its wholly owned subsidiary. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by MVIL and MVIL, LLC. Cheng Yee Wing Betty and Wong See Wai are the managers of MVIL, LLC and share voting and dispositive power with respect to the securities held by MVIL, LLC. Ms. Cheng and Mr. Wong each disclaim ownership of the securities owned by MVIL, LLC. MVIL is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Wong Yuk Lan share authority to remove the trustee.

(b)	The business address of each of the Reporting Persons other than MVIL, LLC is:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

CUSIP No. G5709L 109

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

The business address of MVIL, LLC is:

22nd Floor Hang Lung Centre, 2-20 Paterson Street

Causeway Bay, Hong Kong

With copies to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	The present principal business of MVIL, MVIL, LLC, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, Dr. Cheng, Ms. Cheng and Mr. Wong is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
MVIL, LLC	Delaware
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
Ms. Cheng	New Zealand
Mr. Wong	Hong Kong

Item 3. Source and Amount of Funds or Other Consideration.

In 2018, MVIL acquired 55,151 shares of Series A Convertible Preferred Shares of Issuer for an aggregate purchase price of approximately $70.0 million. All such shares were acquired with working capital. Immediately prior to the registration of the Issuer’s Common Shares on September 28, 2021, pursuant to Section 12(b) of the Securities Exchange Act (the “Registration of Securities”), the Series A Convertible Preferred Shares converted into 19,510,977 ordinary shares of Issuer (the “Ordinary Shares”).

CUSIP No. G5709L 109

In October 2019, MVIL, LLC acquired 5% Convertible Loan Notes from Issuer for an aggregate purchase price of $23.0 million. All such notes were acquired with working capital. Immediately prior to the Registration of Securities, the 5% Convertible Loan Notes automatically converted into 4,537,129 Common Shares.

In July 2020, MVIL, LLC acquired 10% Convertible Loan Notes from Issuer for an aggregate purchase price of approximately $29.9 million. All such notes were acquired with working capital. Immediately prior to the Registration of Securities, the 10% Convertible Loan Notes automatically converted into 4,990,995 Common Shares.

In November 2020, MVIL acquired 20,000 shares of Series B Convertible Preferred Shares of Issuer for an aggregate purchase price of $100.0 million. All such shares were acquired with working capital. Immediately prior to the Registration of Securities, the Series B Convertible Preferred Shares converted into 7,600,284 Common Shares.

The Reporting Persons may be deemed to have acquired beneficial ownership of certain Common Shares on March 28, 2022, which is the date that the Ordinary Shares became convertible into Common Shares in connection with the expiration of certain lock-up restrictions and in accordance with the Amended and Restated Memorandum and Articles of Association of the Issuer.

On July 21, 2022, MVIL, LLC acquired 10,336,570 Common Shares in a public offering of Issuer for an aggregate purchase price of approximately $18.1 million. All such shares were acquired with working capital.

Item 4. Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer.

On July 17, 2018, MVIL entered into a preferred share investor rights letter with the Issuer, pursuant to which MVIL is entitled to one director to Issuer’s board of directors. These appointment rights shall terminate once MVIL sells or no longer controls more than 25% of its initial holding of Series A Convertible Preferred Shares, or Ordinary Shares upon conversion. Lu Huang is the designated director appointee of MVIL. Dr. Huang is not an officer, director, or employee of MVIL and has neither voting nor dispositive control over the shares held by MVIL and does not otherwise beneficially own such shares.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Common Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A. Morningside Venture Investments Limited

(a)

As of the date hereof, MVIL beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares. MVIL directly holds (i) 7,600,284 Common Shares, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares, and (iii) 788,909 Common Shares issuable upon the exercise of warrants, and MVIL, LLC, its wholly owned subsidiary, holds 19,864,694 Common Shares and 1,577,831 Common Shares issuable upon exercise of warrants.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	54,127,838
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	54,127,838

CUSIP No. G5709L 109

B.	MVIL, LLC

(a) As of the date hereof, MVIL, LLC beneficially owns 21,442,525 shares of Common Shares, representing a beneficial ownership of approximately 13.9% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	21,442,525
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	21,442,525

C. Frances Anne Elizabeth Richard

(a) As of the date hereof, Ms. Richard beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	54,127,838
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	54,127,838

D.	Jill Marie Franklin

(a) As of the date hereof, Ms. Franklin beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	54,127,838
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	54,127,838

E.	Peter Stuart Allenby Edwards

(a) As of the date hereof, Mr. Edwards beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	54,127,838
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	54,127,838

F.	Cheung Ka Ho

(a) As of the date hereof, Mr. Cheung beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	54,127,838
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	54,127,838

G.	Cheng Yee Wing Betty

(a)	As of the date hereof, Ms. Cheung beneficially owns 21,442,525 shares of Common Shares, representing a beneficial ownership of approximately 13.9% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	21,442,525
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	21,442,525

CUSIP No. G5709L 109

H.	Wong See Wai

(a) As of the date hereof, Mr. Cheung beneficially owns 21,442,525 shares of Common Shares, representing a beneficial ownership of approximately 13.9% of the Common Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	21,442,525
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	21,442,525

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

The Amended and Restated Memorandum and Articles of Association of the Issuer contain lock-up restrictions on the Ordinary Shares. To be transferrable, the Ordinary Shares must first be voluntarily converted into Common Shares. Voluntary conversion became permissible on March 28, 2022.

Amended and Restated Registration Rights Agreement

On September 28, 2021, MVIL and MVIL, LLC entered into an amended and restated registration rights agreement with the Issuer, CA Healthcare Acquisition Corp., a Delaware corporation (“CAH”), CA Healthcare Sponsor LLC, a Delaware limited liability company, and other equityholders of the Issuer (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, MVIL and MVIL, LLC, as holders of registrable securities of the Issuer, are entitled to registration rights. MVIL and MVIL, LLC are entitled to make up to an aggregate of three demands, excluding short-form demands, that the Issuer register their registrable securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the merger of Issuer’s wholly-owned subsidiary and CAH. The Registration Rights Agreement also provides that the Issuer will pay certain expenses related to such registrations and indemnify securityholders against certain liabilities.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Amended and Restated Memorandum and Articles of Association of the Issuer (filed as Exhibit 1.1 to the Issuer’s Report on Form 20-F dated December 31, 2021, filed with the SEC on April 13, 2022 and incorporated herein by reference).

99.3	Amended and Restated Registration Rights Agreement by and among LumiraDx Limited, CAH, Sponsor and the other parties named therein (filed as Exhibit 4.4 to the Issuer’s Report on Form 20-F dated September 28, 2021, filed with the SEC on September 29, 2021 and incorporated herein by reference).

CUSIP No. G5709L 109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2023

For and on behalf of

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

For and on behalf of

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richards
Frances Anne Elizabeth Richards

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai